Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 10, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Press release
Berne, April 10, 2007

Object:	Press release in connection with the voluntary public tender offer (the “Offer”) for all no. 78,128,095 outstanding shares of Fastweb S.p.A., pursuant to articles 102 and 106, paragraph 4 of Law Decree No. 58 of February 24, 1998
The offeror SWISSCOM Italia S.r.l. hereby informs that today SMS Finance SA, controlled by Mr. Silvio Scaglia, has tendered to the Offer its entire participation, equal to approximately 18.7% of the share capital of Fastweb S.p.A. and, therefore, the condition under letter (g), as reported in the Section “Introduction” of the Offer Document has been fulfilled on the date hereof.
SWISSCOM Italia S.r.l.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 10, 2007	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law